Exhibit 99.1

Vedanta Limited

(Formerly known as SesaSterlite Ltd.)

Regd. Office: SesaGhor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

9 September 2016

Vedanta Limited Shareholders approve merger of

Cairn India Limited with Vedanta Limited

The equity shareholders, secured creditors and unsecured creditors of Vedanta Limited at their respective meetings have approved the Scheme of Arrangement of Cairn India Limited with Vedanta Limited, with requisite majority.

The outcome of the Court Convened Meetings of Vedanta Limited and outcome of the postal ballot is as under:

1.	Court Convened Meeting of the Equity Shareholders, Secured and Unsecured Creditors of Vedanta Limited

Pursuant to the orders dated December18, 2015 and July 22, 2016 passed by the Hon’ble High Court of Bombay at Goa, the Court Convened Meeting of the equity shareholders, secured creditors and unsecured creditors of the Company was held at 10 a.m., 2 p.m. and 4 p.m. (IST) respectively on Thursday, September 8, 2016 at Hotel Mandovi, D.B. Marg, Panaji – 403 001 to seek their approval in the matter of the Scheme.

Of the members present and validly voting, 97.84% in number, representing 99.99% in value, voted in favour of the resolution approving the scheme. Further, secured creditors and unsecured creditors of the Company, at their respective meetings, have also approved the Scheme with requisite majority.

2.	Postal Ballot seeking approval of the public shareholders for the Scheme and approval of the shareholders by way of special resolution for approval of capital reduction

The public shareholders of the Company have approved the Scheme with requisite majority, i.e. votes cast by the public shareholders in favour of the Scheme are more than the votes cast by the public shareholders against the Scheme.

The public shareholders of the company have casted 99.98% of votes (in value) in favour of the resolution. Thus, the scheme has been approved by a majority of the minority shareholders.

Further, the Company also sought the approval of the shareholders of the Company by way of a special resolution for reduction of capital of the Company. This resolution has also been approved by the shareholders who have casted 99.97% of votes (in value) in favour of the resolution.

The scheme is now subject to the approval of the jurisdictional High Courts, and other regulatory approvals.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001 CIN: L13209GA1965PLC000044	Page 1 of 3

Further details are available at

http://www.vedantalimited.com/media/99835/vedlvotingresultsseptember2016.pdf

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability& CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Vishesh Pachnanda

Manager – Investor Relations

Sunila Martis

Manager – Investor Relations

About Vedanta Limited (Formerly SesaSterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sustainabledevelopment.vedantaresources.com/content/dam/vedanta/corporate/documents/Otherdocuments/SDreport2015-16/Vedanta%20SDR%20FY%2015-16.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

(Formerly known as SesaSterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

SesaGhor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001 CIN: L13209GA1965PLC000044	Page 2 of 3

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001 CIN: L13209GA1965PLC000044	Page 3 of 3